[JONES DAY LETTERHEAD]

March 27, 2017

BY EDGAR

H. Roger Schwall
Assistant Director, Office of Natural Resources
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

RE:	FTS International, Inc.
Amendment 1 to Registration Statement on Form S-1
Filed February 28, 2017
File No. 333-215998
Supplemental Correspondence

Ladies and Gentlemen:

On behalf of our client FTS International, Inc., a Delaware corporation (the “Company”), we are submitting this letter in connection with the review by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) of the Company’s Registration Statement on Form S-1 (File No. 333-215998) (the “Registration Statement”). This letter follows our telephone conversation held on March 21, 2017.

The purpose of this letter is to supplementally respond to comments 2 and 3 contained in the Staff’s letter dated March 17, 2017.  For ease of reference, the text of each Staff comment is included in bold-face type below, followed in each case by the Company’s response.  Except as otherwise provided, page references included in the body of the Company’s responses are to the marked pages of the Registration Statement attached as Appendix A.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 45

Results of Operations, page 46

2.                                      We note your response to prior comment 2, regarding the fracturing stage metrics that you have disclosed. You explain that since your ability to reduce downtime on the equipment is the primary contributor to the number of stages completed, you have not provided incremental details. However, we intended to elicit disclosure of the extent of work that was involved in providing the fracturing services and thereby associated with your revenues, to complement your stage metrics, rather than disclosure of factors affecting the number of stages you were able to complete.

Given your disclosures indicating significant variability in the composition of work entailed in completing individual fracturing stages, details regarding the physical attributes of actual work completed and the amount of time that your fleets have been deployed and earning revenues under contract would provide a more comprehensive and meaningful basis for comparing operations of multiple periods.

For example, on page 2 you disclose that you increased efficiency by 28% since 2014, based on the number of fracturing stages completed per fleet per quarter, and on page (ii) you explain that such measures reveal your efficiency in meeting demand for your services with your fleets. However, you have not identified any correlation with fleet utilization, such as time deployed under contract; or fleet capabilities, such as horsepower associated with active fleets; or fracturing stage details, such as stage lengths or geological attributes that affect the pace of work. As such, the view you express about efficiency should be clarified with reference to additional factors.

If there is some portion of the information requested in our earlier comment that you prefer not to disclose, submit those details supplementally for review along with an explanation of your view of its utility. We reissue prior comment 2.

Response:  The Company acknowledges the Staff’s comment and has reviewed its use of fracturing stage metrics throughout the Registration Statement. After this review, the Company believes that its use of fracturing stages completed during a period is an appropriate metric that represents the volume of work involved in the revenue generating activity that it performs during a given time period. The Company has reached this conclusion for the following reasons:

Stages are specified by customers — When the Company contracts with a customer to perform hydraulic fracturing services, the customer specifies the wells to be fractured and provides the Company with a detailed petroleum engineering study for each well that specifies how the customer wants the well to be fractured. This study outlines the stages of the well to be fractured. The specifications of a stage include the section of the well to be fractured, the amount of pressure to be applied, the amount of time for pressure to be applied, and the types and amounts of fracturing materials to be used. As disclosed on page 58 of the Registration Statement, our customers determine what constitutes a stage, and therefore, the number of fracturing stages completed is not a Company-defined metric and the tabulation of this metric cannot be manipulated by the Company to be incomparable across periods.

Stages have become comparable over time — The hydraulic fracturing process has evolved over time. In the early years of the industry, a well may have consisted of only a single fracturing stage. Since then, customers’ specifications for stage designs have become relatively consistent between periods. While the specification of a stage will rarely be identical from period-to-period, the Company believes the amount of variability between stages is low enough to be reliably used as a volume metric to demonstrate the quantity of work involved in its revenue generating activities. If the Company believes that the specification of a stage has significantly changed during a period, the Company undertakes to include a relevant discussion of the change in its next periodic filing to provide appropriate context to investors. The Company has supplementally provided the Staff with the average number of minutes required to perform a stage for different time periods to further help the Staff understand the comparability of stages across periods.

Stages are comparable across our industry — Because the definition of a stage is specified by the exploration and production companies who are the Company’s customers, the number of fracturing stages completed by other hydraulic fracturing companies in the industry should be comparable to the Company, after considering the inherent variability among customers and geographies as previously discussed. While many of the Company’s peers do not disclose stage counts, the Company believes that the number of fracturing stages completed is a widely used metric among industry participants to quantify the amount of work performed. Additionally, the Company’s current debt and equity investors and research analysts have expressed appreciation for the Company’s disclosure of the number of fracturing stages completed as they view it as an important volume metric across the hydraulic fracturing industry.

Management’s use of stage metrics — The number of fracturing stages completed is the primary volume metric used by the Company to manage and monitor its business. This metric is used throughout the Company’s operations to measure its operating volume. The number of fracturing stages completed is also used to calculate other metrics such as the number of fracturing stages completed per fleet. The Company believes that including a discussion of the number of fracturing stages completed in the discussion and analysis of its results of operations is appropriate to provide investors with insight into how management monitors and analyzes the business, including the quantity of work involved in generating revenue.

During this review, the Company also considered whether other volume operating metrics would provide more unitary relevance across time periods than the number of fracturing stages completed. The other operating metrics we considered are discussed below:

The number of fracturing jobs completed — The Company believes this metric is less appropriate than the use of fracturing stages completed because the definition of a job can change significantly between customers. For example, a job may be considered a single well or a package of wells on a single well pad. Accordingly, disclosure of jobs completed would increase the variability of the disclosed operating metrics.

The number of wells fractured — The Company believes this metric is less appropriate than the use of fracturing stages completed because the lateral length of one well could be significantly longer or shorter than another well. Additionally, the average lateral length for a single well has significantly increased in recent years while the average lateral length of a stage has remained more consistent. Accordingly, disclosure of wells fractured would increase the variability of the disclosed operating metrics.

The amount of well length fractured — The Company does not track or use this metric in its operations.

The number of fracturing fleets that are actively deployed during a period — The Company does not consider this a volume metric. The Company does use this metric in combination with the number of fracturing stages completed to monitor the utilization of its assets. For example, on pages 2 and 57, when the Company presents the number of stages completed in a period, we simultaneously present the number of stages completed per active fleet in that period. Further, the Company provides the current number of active fleets and the total number of fleets in the Registration Statement to help the reader understand the utilization of the Company’s assets.

The amount of equipment horsepower that is actively deployed during a period — The Company does not consider this a volume metric. The Company considers this metric as a capacity metric, but does not regularly use it within its operations.

The number of days our equipment is engaged in revenue producing activities — The Company has historically operated on both a 12-hour and 24-hour basis, in response to customer demand. Therefore it does not believe that this metric would accurately reflect the amount of revenue producing activities that it completes in a given time period and would likely not be as usefully comparable across our fleets or across time periods. Additionally, the Company only earns revenue when a stage is completed; therefore a fleet operating on a 24 hour basis will complete more stages and earn more revenue in a single day than a fleet operating on a 12-hour basis. Accordingly, the disclosure of the number of days our equipment is engaged in revenue producing activities would increase the variability of the disclosed operating metrics.

The number of hours our equipment is operational in revenue producing activities — While the Company does have the ability to track this metric in recent periods due to its new information technology systems, the Company does not regularly use this metric and it is not widely used among industry participants.

Based on the Company’s conclusion that the number of fracturing stages completed is an appropriate volume metric to demonstrate the quantity of work involved in its revenue generating activities, it has retained the related disclosures in its Registration Statement. However, it also reviewed its use of average revenue per stage and concluded that this metric is less comparable between periods and across the industry. We have therefore revised pages ii, 13, 43 and 46 to remove the references to, and the discussion of, average revenue per stage.  Lastly, we have revised pages 2, 56, 57 and 58 to ensure our disclosure around stages is appropriate and provides the reader with the ability to understand the comparability of stages.

3.                                      We note that you have revised the cost of revenue tabulation in response to prior comment 3, to include DD&A that is attributable to cost of revenue, but which was previously excluded in your comparison to revenues. However, you removed the fracturing cost per stage disclosure, which had provided a means for understanding operations relative to the fracturing revenue per stage that you continue to disclose.

Given the emphasis you place on the fracturing stage metrics as an indicator of your operating activity and operating performance, if you are able to clarify the unitary relevance of these measures and retain such disclosures on this basis, please restore the fracturing cost per stage disclosure and address the extent to which these amounts exceed revenues per stage for 2015 and 2016, along with an explanation of how this relationship correlates with your view about efficiency disclosed on page 2.

Please also address the adverse trend that is apparent when comparing the margins between fracturing revenues per stage and fracturing costs per stage, considering the activity shown for earlier years in Selected Financial Data on pages 42 and 43, to comply with Instruction 1 to Item 303(a) of Regulation S-K.

Response:  The Company acknowledges the Staff’s comment and, as described above in our response to comment 2, has revised pages 13, 43 and 46 to remove the presentation and discussion of average fracturing revenue per stage and consequently did not restore the discussion of average fracturing cost per stage.

The Company believes that its discussion of why total costs of revenue exceeded total revenue for 2015 and 2016 on page 47 is sufficient for the reader to understand the trend occurring in its operations during these periods without discussing average revenue per stage or average cost per stage. The Company has also added additional disclosure on page 47 to discuss the longer adverse trend of the relationship between our total costs of revenue and total revenue for the periods included in Selected Financial Data on page 42, which it believes is sufficient for the reader to understand the trends occurring in its operations during these periods without discussing average revenue per stage or average cost per stage.

* * * * * * *

Sincerely,

/s/ Charles T. Haag

Charles T. Haag

cc:	Michael J. Doss, Chief Executive Officer, FTS International, Inc.
Lance Turner, Chief Financial Officer, FTS International, Inc.
Larry D. Cannon, Chief Administrative Officer, General Counsel, Chief
Compliance Officer and Corporate Secretary, FTS International, Inc.
Merritt S. Johnson, Partner, Shearman & Sterling LLP